

# Tom Fisher · 3rd

Advisor focusing on Venture Studios, Digital Transformation, Early Stage Companies, NC Technology

Gojob · University of North Carolina at Charlotte

Raleigh, North Carolina, United States · Contact info

500+ connections

## Experience

**Strategic Advisor**
Gojob · Contract
Jan 2022 - Present · 2 mos
Raleigh, NC & Aix-en-Provence, France

**Strategic Advisor**
Zenity · Contract
Feb 2022 - Present · 1 mo
Raleigh, NC & Tel Aviv, Israel

**Executive Director**
Asenso Finance · Full-time
Sep 2021 - Present · 6 mos
California, United States

**Operating Partner**
Talino Venture Labs · Part-time
Sep 2021 - Present · 6 mos
Raleigh, NC & Manhattan Beach, CA

**Data Science Business Analytics (DSBA) Advisory Board**
UNC Charlotte College of Computing and Informatics
Jan 2015 - Present · 7 yrs 2 mos
Charlotte, North Carolina

See all 27 experiences